UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street Rehovot, Israel 2244427 Tel: (011) (972) 8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Resignation of Colin Bier

On October 3, 2019, Mr. Colin Bier resigned from the Board of Directors of the Company for personal reasons. Mr. Bier did not serve on any committees of the Board of Directors. The resignation was not the result of any disagreement with the Company relating to the Company’s operations, policies, or practices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss
Title: Chief Executive Officer

Date: October 7, 2019

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